EXHIBIT 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS
(Dollars in Thousands)

	Years Ended June 30,
	2002		2001		2000
COMPUTATION OF EARNINGS:
Income before income taxes	$565,012		$362,360		$190,292
Fixed charges	144,069		121,783		73,854

	$709,081		$484,143		$264,146

COMPUTATION OF FIXED CHARGES:
Fixed charges: (a)
Interest expense	$135,928		$116,024		$69,310
Implicit interest in rent	8,141		5,759		4,544

	$144,069		$121,783		$73,854

RATIO OF EARNINGS TO FIXED CHARGES	4.9	x	4.0	x	3.6	x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.